Cavit Sciences, Inc.
                            1600 South Dixie Highway,
                                    Suite 500
                            Boca Raton, Florida 33432


                                October 22, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cavit Sciences, Inc. /File No. 333-151596

Dear Madam or Sir,

     Please take this letter as the formal request of Cavit Sciences, Inc. to withdraw the previously filed Registration Statement on Form S-1 (File No. 333-151596), which was initially filed on June 11, 2008.

     This request is being made as Cavit Sciences, Inc. has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this filing nor were any warrants converted as a result of this filing.

     Please feel free to contact our Securities Counsel, David E. Wise, Esq., at
(830) 981-8165 if you have any questions regarding this request.

Sincerely,

Cavit Sciences, Inc.


By: /s/ Colm King
   ----------------------------
   Colm King, President